UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3 )*

Contango Oil & Gas Inc.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

21075N204

(CUSIP Number)

Samuel S. Weiser

Sellers Capital LLC

311 S Wacker Dr., Ste 925

Chicago, IL 60606

(312) 775-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16 , 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21075N204	13D/A	Page 2 of 6

1	Name of Reporting Persons. Sellers Capital Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 2,818,654
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,818,654

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,818,654
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 16.8%
14	Type of Reporting Person (See Instructions) IV

CUSIP No. 21075N204	13D/A	Page 3 of 6

Item 1.	Security and Issuer.

This Statement on Schedule 13D/A (“Schedule 13D/A”) relates to the Common Stock, par value $0.04 (the “Shares”), of Contango Oil & Gas Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 3700 Buffalo Speedway, Ste 960, Houston, TX 77098.

Item 2.	Identity and Background.

This Schedule 13D/A is being filed by Sellers Capital LLC on behalf of Sellers Capital Master Fund Ltd. (“SCMF”), the beneficial owner of the shares. Sellers Capital LLC no longer has investment management responsibilities for other entities and separate accounts whose holdings of the Company's securities were reported in previous filings.

The principal business office of the reporting entity is 311 South Wacker Drive, Suite 925, Chicago, IL 60606.

The principal business of SCMF is to operate as a privately held investment fund for high net worth individuals and institutions.

During the last five years, none of the reporting entities described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCMF is an exempted company organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 2,818,654 Shares, as detailed in Item 5. The aggregate purchase price for such shares was approximately $119,947,610 (inclusive of brokerage commissions and fees), which amount has come from working capital.

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Item 4.	Purpose of Transaction.

On October 17th the Reporting Persons sent a letter to Mr. Kenneth Peak, President of the Company, requesting that the Company take certain actions with respect to its announced stock buyback program and certain other matters. A copy of the letter is included in this filing.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business and maintain the right to engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

(a) SCMF is the owner of 2,818,654 Shares, representing approximately 16.8% of the outstanding Shares. The percentages used herein are based on the 16,749,092 shares reported to be issued and outstanding by the Issuer in its amended Form DEF 14A filed October 14, 2008.

(b) See above.

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(c) See above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material To Be Filed As Exhibits.

The following letter was sent to Mr. Kenneth Peak, President of the Company, on October 17th, 2008.

Mr. Kenneth Peak
Contango Oil & Gas
3700 BUFFALO SPEEDWAY SUITE 960
HOUSTON TX 77098

October 17, 2008

Dear Ken,

As you know, we have been investors in Contango for about three years. We originally invested in your stock because of your debt-free balance sheet, high insider ownership, compelling price-to-value ratio, and your rational and exceptional capital allocation skills. Our investment thesis has not changed, and we still have great confidence in Contango.

However, we believe you are ignoring a significant opportunity to increase shareholder value by not aggressively buying back shares in the current market environment. Clearly the market does not understand the fundamentals of Contango and is providing you with an extraordinary opportunity to buy shares at a significant discount to replacement value of your proven reserves.

We are aware that you have been repurchasing shares, but we believe you need to be much more aggressive in your share repurchases to take advantage of what may be a once-in-a-lifetime opportunity to profit from the market's irrationality. More importantly, we believe share repurchases at this time are the single best use of corporate capital.

Here are the facts and rationale for our argument:

First, Contango has the best balance sheet in the E&P sector, with approximately $50 million cash and another $50 million line of credit, as well as gross pre-tax cash flow of approximately $900,000 per day. Your Dutch and Mary Rose wells, when operating at full capacity, generate approximately $20 million per month in after-tax cash flow at $7 natural gas and $70 oil prices. At Contango's current market cap of roughly $700 million, this represents 3% of the value of the company each month. We believe you can therefore purchase up to 3% of the shares outstanding each month with no balance sheet deterioration.

Second, Contango's stock is down approximately 20% year-to-date despite a 184% increase in proved reserves since January 1, from 130 bcf to 369 bcf. Natural gas and oil prices are slightly lower than they were on January 1, but not much lower. Thus, the value of the company has increased by, say, 150% or so (a little less than reserve growth) while the stock price has decreased 20%. This increase in intrinsic value coupled with a decrease in market price has resulted in a dramatically lower price-to-value ratio. Contango's discount to intrinsic value is now greater than 50%, even at today's oil and gas prices.

Third, you can purchase after-tax reserves on the open market, in the form of share repurchases, for approximately $1.75 per thousand cubic feet (mcf), which is about half of the cost of developing new reserves through drilling. We don't believe this scenario will last, so the opportunity to purchase reserves at this level should be exploited while it exists.

Fourth, in a recent letter we sent to our investors, we summarized the fundamentals of Contango as follows:

--$75 million in cash.

--No debt.

--369 bcf in proven reserves.

--70 undrilled Gulf of Mexico leases.

--$30 million per month in cash flow (at $8 natural gas prices).

--112 million cubic feet of natural gas equivalent produced per day. Roughly 10% of this output is natural gas liquids and oil (NGLs). The NGLs and oil coming out of the ground increases the value of the reserves.

--You are the largest shareholder, you've never sold a share, and you've recently purchased more shares. Other insiders have also bought shares recently.

Clearly, based on these fundamentals, you have the financial capability to aggressively repurchase shares without impairing your ability to drill new wells or maintain your production. In fact, your cash flow is sufficient to repay any debt you assume in buying back shares.

Fifth, and most important, your current stock price of approximately $40 per share contemplates $4 natural gas prices and $50 dollar oil. We believe it is not possible for the price of natural gas to remain below $7 for a long period of time due to the high cost of marginal supply. The market is valuing your stock for a commodity pricing scenario that does not, in our view, seem possible.

Sixth, and finally, we believe the fair value of Contango stock based on our analysis and valuation of the company is between $80 and $110. At the current price of just over $40, you can purchase your stock at a 50%-65% discount to intrinsic value. The IRR on this type of investment seems to far exceed the IRR on wildcat drilling, when adjusted for risk.

Ken, we recognize you have a commitment to fund future wildcat exploration and that such activities are a necessary element of an E&P business. We are not suggesting you stop drilling and just buy shares with no other corporate activity. But in our opinion, a more aggressive and substantial buyback at these prices does not restrict your ability to drill future wells.

During the Q&A period of your recent presentation at the IPAA conference in San Francisco, the question was raised as to why you are drilling when you could just buy back shares. Your answer was that your agreement with Contango's exploration partners, John Miller and Brad Juneau, hinges on the three "f's": fair, fun, and funded. You said that because of the latter criterion (funded), you need to drill new wells no matter what, or your partners, Brad and John, may look for someone else to fund their ideas. You said that these guys don't need to work because of their past successes, so if you don't fund them, they may choose to go elsewhere or retire.

We do not disagree with this rationale. Brad and John are two of the finest E&P professionals in the world, having uncovered the two largest natural gas discoveries in the Gulf of Mexico shelf in the past 15 years. We don't want you to lose them.

But you can still easily fund your 2009 drilling plan as well as complete the share repurchase. With the assumption of a small amount of debt, you could buy back shares and repay the debt easily with Dutch and Mary Rose cash flows within a few months.

Currently, you can purchase after-tax reserves on the open market, in the form of share repurchases, for approximately $1.75 per thousand cubic feet (mcf). There is no way you can drill new wells and find gas for less than this, after adjusting for the risk of dry holes.

To increase your reserves by drilling new wildcat wells, you will likely spend at least $3.50 per mcf on a risk-adjusted basis. Thus, the economic tradeoff between repurchasing shares at these levels vs. drilling new wells is clearly weighted heavily toward the repurchase option. We agree that you need to drill wildcat wells--Contango has a great track record in doing so. But you simply can't ignore the compelling opportunity you are being offered by an irrational, emotional stock market right now.

There are other temporary factors in play, too, that make this an opportune time to accelerate your share repurchase activities. The average daily trading volume of your stock has increased dramatically in the past couple months due to the flighty nature of the market these days. This gives you the ability to buy more shares without moving the stock price. Also, the SEC has temporarily altered its rules regarding corporate share repurchases, allowing a company to purchase up to 100% of its average daily trading volume. Previously, companies were only able to repurchase 25% of their average daily trading volume in any given day. This is a temporary relaxation of the safe-harbor rules and will expire soon.

This is a unique opportunity, and one we feel should be exploited as fully as is prudent. We believe you need to take full advantage for the benefit of all shareholders while this fleeting opportunity exists. The easiest, fastest, lowest-risk way to find new reserves is to aggressively purchase the reserves you already have.

We believe you should purchase no less than 10% of the outstanding shares immediately, using approximately four months' worth of after-tax cash flow, and consider buying more shares as market conditions warrant. We recognize your obligation to act prudently as a corporate fiduciary and retain sufficient resources to operate the business, but you also have a fiduciary obligation to all shareholders to increase shareholder value. The best course of action you can take at this time to increase value is to buy back shares at prices below replacement cost levels.

We urge you to seriously consider our arguments. It would be a disservice to your shareholders if you ended up buying shares at much higher prices once the current market turmoil abates and rationality returns, when you can "drink from the fire hose" today at $1.75 per mcf instead.

Sincerely,

Mark Sellers

Mark Hugh Sam

Sellers Capital, LLC

CUSIP No. 21075N204	13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2008

Sellers Capital Master Fund, Ltd .

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager

Sellers Capital LLC

By:	/s/ Samuel S. Weiser
Name	Samuel S. Weiser
Title:	Chief Operating Officer